Exhibit 21.1

Panolam Industries International, Inc.

Listing of Subsidiaries

List of Subsidiaries	State/Country of Incorporation	Name(s) under which Subsidiary does business

Panolam Industries, Ltd.	Ontario, Canada	Panolam Canada, Huntsville
Panolam Industries, Inc.	Delaware, U.S.A.	Panolam Industries, Inc.
Pioneer Plastics Corporation	Delaware, U.S.A.	Pioneer Plastics Corporation
Nevamar Holding Corp.	Delaware, U.S.A.	Nevamar Holding Corp.
Nevamar Holdco, LLC	Delaware, U.S.A.	Nevamar Holdco, LLC
Nevamar Company, LLC	Delaware, U.S.A.	Nevamar Company, LLC